UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 27, 2022

W. P. Carey Inc.

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-13779	45-4549771
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Manhattan West, 395 9th Avenue, 58th Floor New York, New York		10001
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (212) 492-1100

N/A
(Former Name or Former Address, if Changed Since Last Report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 Par Value	WPC	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On February 27, 2022, W. P. Carey Inc. (“W. P. Carey” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Corporate Property Associates 18 – Global Incorporated (“CPA:18”), CPA18 Merger Sub LLC, an indirect subsidiary of W. P. Carey (“Merger Sub”), and, for the limited purposes set forth therein, Carey Asset Management Corp. (“CAM”), W. P. Carey & Co. B.V. (“W. P. Carey BV”) and WPC-CPA:18 Holdings, LLC (the “Special General Partner”), each an indirect subsidiary of W. P. Carey, and CPA: 18 Limited Partnership (“CPA18 LP”). CPA:18 is a publicly-owned, non-listed real estate investment trust, which was sponsored by W. P. Carey and for which W. P. Carey and its affiliates serve as advisor. Upon the terms and subject to the conditions set forth in the Merger Agreement, CPA:18 will merge with and into Merger Sub, with Merger Sub surviving the merger as an indirect wholly-owned subsidiary of W. P. Carey (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Class A common stock, $0.001 par value per share, of CPA: 18 (the “CPA18 Class A Common Stock”), and each share of Class C common stock, $0.001 par value per share, of CPA: 18 (together with the CPA18 Class A Common Stock, the “CPA18 Common Stock”) issued and outstanding immediately prior to the Effective Time will be cancelled and, in exchange for cancellation of such share, the rights attaching to such share will be converted automatically into the right to receive (i) 0.0978 of a share (the “Stock Consideration”) of W. P. Carey common stock, $0.001 par value per share (the “W. P. Carey Common Stock”); and (ii) $3.00 in cash, subject to a downward adjustment for the aggregate amount (if any) of certain dividends or distributions made on the CPA18 Common Stock, as more thoroughly described in the Merger Agreement, and, solely in the event W. P. Carey elects to exercise, in accordance with the terms and subject to the conditions set forth in the Merger Agreement, its unilateral right to extend the closing date, subject to an upward adjustment for the amount (if any) by which the Total Accrued Daily Amount (as defined in the Merger Agreement) exceeds the Dividend Adjustment Amount (as defined in the Merger Agreement), in each case, without interest (together with the Stock Consideration, the “Per Share Merger Consideration”). The Per Share Merger Consideration was determined as a result of negotiations between the board of directors of W. P. Carey and a special committee of independent members of the board of directors of CPA:18 (the “Special Committee”), with the assistance of separate financial and legal advisors.

The Merger Agreement contains customary representations, warranties and covenants of W. P. Carey and CPA:18, including, among others, covenants (i) to conduct their respective businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger and (ii) not to engage in certain kinds of transactions during such period. The Merger Agreement also provides CPA:18 with a 30-day go-shop provision.

The consummation of the Merger is subject to customary conditions, including, among others, (i) approval of the Merger by the stockholders of CPA:18 (the “CPA:18 Stockholders”), (ii) the absence of any law or order prohibiting the consummation of the Merger, (iii) the effectiveness of  a registration statement on Form S-4 (the “Form S-4”) relating to the shares of W. P. Carey Common Stock to be issued to the CPA:18 Stockholders as the Stock Consideration in connection with the Merger, (iv) the approval for the listing on the New York Stock Exchange of the shares of W. P. Carey Common Stock to be issued to the CPA:18 Stockholders as the Stock Consideration in connection with the Merger, (v) all consents, approvals, permits and authorizations having been obtained and (vi) other customary closing conditions. In addition, W. P. Carey’s and CPA:18’s respective obligations to consummate the Merger are subject to certain other conditions, including, among others, (A) subject to the standards set forth in the Merger Agreement, the accuracy of the representations and warranties of the other party, (B) compliance of the other party with its covenants in the Merger Agreement in all material respects, (C) the delivery of opinions from counsel relating to the U.S. federal income tax code treatment of the Merger and the tax status of certain of the parties to the Merger Agreement, and (D) no change, event or circumstance having occurred that would constitute a material adverse effect on the other party.

CAM, W. P. Carey BV and certain of their affiliates provide investment and advisory services to CPA:18 pursuant to written advisory and management agreements (collectively, the “Advisory Agreements”). Subject to the terms and conditions of the Merger Agreement, upon the consummation of the Merger, CAM and W. P. Carey BV have agreed to terminate the Advisory Agreements and waive any Disposition Fees (as defined in the Advisory Agreements) but will continue to be entitled to receive any and all other accrued and unpaid fees pursuant to the Advisory Agreements.

Pursuant to the terms of the amended and restated limited partnership agreement of CPA18 LP dated as of January 1, 2015 (the “CPA18 LP Agreement”), by and among CPA18 LP and the Special General Partner, the Special General Partner is entitled to (i) distributions of Capital Proceeds upon a Change of Control Event, and related allocation of profits and losses, under the CPA18 LP Agreement (as such terms are defined in the CPA18 LP Agreement) (the amounts in this clause (i), the “Capital Proceeds”) and (ii) rights to amounts in respect of the Special General Partner Interest pursuant to the CPA18 LP Agreement (as such term is defined in the CPA18 LP Agreement) (the amounts in this clause (ii), the “Special GP Amount,” and together with the Capital Proceeds, the “Advisor Closing Amounts”). Subject to the terms and conditions of the Merger Agreement, upon the consummation of the Merger, the Special General Partner has agreed to waive its right to receive the Advisor Closing Amounts.

The Merger Agreement contains certain termination rights for both W. P. Carey and CPA:18. Each of W. P. Carey and CPA:18 has agreed to pay the other party’s out-of-pocket expenses if the Merger Agreement is terminated because such party breaches any of its representations, warranties, covenants or agreements made in the Merger Agreement.

In addition, in the event that the Merger Agreement has been terminated either (i) by CPA:18, in the event that the Special Committee has withdrawn its recommendation of the Merger, or approved or recommended a CPA18 Superior Competing Transaction (as defined in the Merger Agreement), in each instance, in accordance with the Merger Agreement, or (ii) by W. P. Carey, in the event that either (x) the CPA:18 board of directors or any committee thereof has withdrawn or modified in any manner adverse to W. P. Carey its approval or recommendation of the Merger in connection with, or approved or recommended, any CPA18 Superior Competing Transaction or (y) CPA:18 has entered into any agreement with respect to any CPA18 Superior Competing Transaction (the events set forth in clauses (i) and (ii), the “Applicable Termination Provisions”), then, in each instance, concurrently with any such termination, CPA:18 has agreed to pay W. P. Carey a termination fee equal to $47.0 million; provided, however, in the event that CPA:18 enters into an alternative acquisition agreement with a person or entity from whom it received a bona-fide written offer or other communication constituting a CPA18 Competing Transaction (as defined in the Merger Agreement) prior to the expiration of the go-shop period, the termination fee will be reduced to $15.7 million (the “CPA18 Termination Fee”).

In the event that (1) the Merger Agreement is terminated pursuant to the Applicable Termination Provisions, (2) the CPA18 Termination Fee is paid, and (3) the Advisor Closing Amounts become payable because CPA:18 has consummated a CPA18 Superior Competing Transaction (as defined in the Merger Agreement), then (A) CPA:18 will be required to pay (i) all Advisor Closing Amounts minus (ii) an amount equal to the lesser of (x) the CPA18 Termination Fee actually paid and (y) the Special GP Amount; and (B) W. P. Carey has agreed to waive any Disposition Fees that would otherwise be payable to W. P. Carey and its affiliates as a result of the consummation of such CPA18 Superior Competing Transaction. Additionally, in the event that the Merger Agreement is terminated pursuant to any of the Applicable Termination Provisions and a CPA18 Superior Competing Transaction is consummated, the parties to the Merger Agreement have agreed that the Call Right (as such term is defined in the CPA18 LP Agreement) will be deemed exercised by CPA18 LP, and the payment of the Special GP Amount (after giving effect to the CPA Termination Fee actually paid by CPA:18) will be deemed to satisfy in full all amounts otherwise payable to W. P. Carey and its affiliates pursuant to Section 11.7 (i.e., the Call Right provision) of the CPA18 LP Agreement.

The parties to the Merger Agreement intend that the Merger satisfy applicable requirements to qualify as a tax-deferred reorganization.

The foregoing descriptions of the Merger Agreement and the transactions contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

General

The Merger Agreement, the Merger and the other transactions contemplated in the Merger Agreement have been recommended by the Special Committee and unanimously approved by the independent directors of CPA:18 on February 27, 2022, and the board of directors of W. P. Carey on February 27, 2022.

The Merger Agreement has been included to provide investors with information regarding the terms of the Merger, and the other transactions contemplated by the Merger Agreement. The Merger Agreement is not intended to provide any other factual information about W. P. Carey, CPA:18 or their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties of W. P. Carey and CPA:18. The assertions embodied in those representations and warranties were made for purposes of the Merger Agreement and are qualified by information in disclosure schedules that the parties have exchanged in connection with the execution of the Merger Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what an investor might view as material, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. Accordingly, you should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about W. P. Carey, CPA:18, and their respective subsidiaries that are included in reports, statements and other filings made with the Securities and Exchange Commission (the “SEC”).

Cautionary Statement Concerning Forward-Looking Statements

Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the Securities Act of 1933 (as amended, the “Securities Act”) and the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of the Company and can be identified by the use of words such as “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “believe,” “project,” “expect,” “anticipate,” “intend,” “estimate” “opportunities,” “possibility,” “strategy,” “maintain” or the negative version of these words and other comparable terms. These forward-looking statements include, but are not limited to, statements regarding: the anticipated benefits of the Merger, including the statements made by Mr. Jason Fox and any other comments made by representatives of W. P. Carey; our ability to close the proposed Merger; the impact of the proposed Merger on our earnings and on our credit profile; the strategic rationale and transaction benefits; and other statements that are not historical facts.

These statements are based on the current expectations of our management, and it is important to note that our actual results could be materially different from those projected in such forward-looking statements. There are a number of factors that could have material adverse effects on our future results, performance or achievements and cause our actual results to differ materially from the forward-looking statements. These factors include, but are not limited to, the ability of the parties to satisfy the conditions precedent and consummate the proposed Merger, the timing of consummation of the proposed Merger, the ability of the parties to secure any required stockholder approval in a timely manner or on the terms desired or anticipated, the ability to achieve anticipated benefits and savings, risks related to the potential disruption of management’s attention due to the pending Merger, operating results and businesses generally, the outcome of any legal proceedings related to the proposed Merger and the general risks associated with the respective businesses of W. P. Carey and CPA:18 including the general volatility of the capital markets, terms and employment of capital, the volatility of W. P. Carey’s share price, changes in the real estate investment trust industry, interest rates or general economy, potential adverse effects or changes to the relationships with W. P. Carey or CPA:18 tenants, employees, service providers or other parties resulting from the announcement or completion of the proposed Merger, unpredictability and severity of catastrophic events, including but not limited to the risks related to the effects of pandemics and global outbreaks of contagious diseases (such as the current COVID-19 pandemic) and domestic or geopolitical crises, such as terrorism, military conflict (including the recent outbreak of hostilities between Russia and Ukraine), war or the perception that hostilities may be imminent, political instability or civil unrest, or other conflict. Discussions of some of these other important factors and assumptions are contained in W. P. Carey’s filings with the SEC and are available at the SEC’s website at http://www.sec.gov, including Part I, Item 1A. Risk Factors in W. P. Carey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication, unless noted otherwise. Except as required under the federal securities laws and the rules and regulations of the SEC, W. P. Carey does not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law. W. P. Carey intends to file a registration statement on Form S-4 that will serve as a prospectus for the shares of W. P. Carey Common Stock to be issued as the Stock Consideration in the proposed Merger, and CPA:18 intends to file a proxy statement (together with W. P. Carey’s prospectus, the “proxy statement/prospectus”), which will also be included in the registration statement. The proxy statement/prospectus and other relevant materials will be made available to the stockholders of CPA:18 at no expense to them and are expected to be mailed to stockholders.

WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY W. P. CAREY AND CPA:18 IN CONNECTION WITH THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT W. P. CAREY, CPA:18 AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.

Investors will be able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials will also be available free of charge by accessing W. P. Carey’s website (http://www.wpcarey.com) or by accessing CPA:18’s website (http://www.cpa18global.com). Investors may also read and copy any reports, statements and other information filed by W. P. Carey or CPA:18 with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Proxy Solicitation:

W. P. Carey and its directors, executive officers and certain other members of management and employees of W. P. Carey may be deemed to be “participants” in the solicitation of proxies from the stockholders of CPA:18 in connection with the transactions with CPA:18. Information regarding W. P. Carey’s directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on March 31, 2021, in connection with its 2021 annual meeting of stockholders, and information regarding CPA:18’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as filed with the SEC by CPA:18 on February 25, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Item 7.01	Regulation FD Disclosure.

Investor Presentation

The Company prepared an investor presentation with respect to the contemplated Merger. A copy of the investor presentation is furnished as Exhibit 99.1 to this Current Report on Form 8-K. The investor presentation will be used by the Company during calls with investors, stockholders, analysts, brokers and other parties interested in the Merger. The investor presentation will be posted on the Company’s website at http://wpcarey.com.

The investor presentation shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that Section. The information in this Item 7.01, including Exhibit 99.1, shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act regardless of any general incorporation language in the filing.

Press Release

On February 28, 2022, the Company issued a press release announcing the execution of the Merger Agreement and related information, a copy of which is attached to this Current Report on Form 8-K as Exhibit 99.2 and is incorporated herein by reference.

The press release shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that Section. The information in this Item 7.01, including Exhibit 99.2, shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act regardless of any general incorporation language in the filing.

Item 9.01	Financial Statements and Exhibits.

(d)  Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated as of February 27, 2022, by and between Corporate Property Associates 18 – Global Incorporated, W. P. Carey Inc., CPA18 Merger Sub LLC, and, for the limited purposes set forth therein, Carey Asset Management Corp., W. P. Carey & Co. B.V., WPC-CPA:18 Holdings, LLC, and CPA:18 Limited Partnership.†
99.1	Presentation by W. P. Carey Inc. to analysts and investors on February 28, 2022.
99.2	Press Release issued on February 28, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Schedules (or similar attachments) have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules or similar attachments to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

W. P. Carey Inc.

Date: February 28, 2022	By:	/s/ ToniAnn Sanzone
ToniAnn Sanzone Chief Financial Officer